U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2007

XYRATEX LTD

(Registrant’s name)

Langstone Road

Havant

PO9 ISA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

NEWS RELEASE

Havant, UK — April 16, 2007 - Xyratex Ltd (Nasdaq: XRTX) today released the following financial information for the first quarter of its 2007 fiscal year, ending February 28, 2007:

•                                          Management’s Discussion and Analysis of Financial Condition and Results of Operations

•                                          Unaudited condensed consolidated financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 This section contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Overview

We are a leading provider of modular enterprise-class data storage subsystems and storage process technology. We design, develop and manufacture enabling technology that provides our customers with data storage products to support high-performance storage and data communication networks. We operate in two business segments: Networked Storage Solutions and Storage Infrastructure.

Our Networked Storage Solutions products are primarily storage subsystems, which we provide to OEMs and our Storage Infrastructure products consist of disk drive manufacturing process equipment, which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2006 fiscal year, sales to our top two customers, Network Appliance and Seagate Technology accounted for 46% and 28% of our revenues respectively. In the three months ended February 28, 2007, sales to these customers accounted for 74% of our revenues. We had 49 customers which individually contributed more than $0.5 million to revenues in our 2006 fiscal year and at February 28, 2007 we had over 150 active customers. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

On September 4, 2006, we completed the acquisition of Jastam Trading Co. Ltd. of Tokyo, a full service broker for equipment suppliers to high technology customers. The consideration for the acquisition of $1.7 million was paid in full in cash on completion and approximately represents the fair value of the tangible net assets acquired. The purchase of Jastam will enable us to better support current and potential future customers in Japan and is not expected to have a significant effect on future earnings in the short term.

We have recently completed a number of transactions to enhance the intellectual property base within our Networked Storage Solutions segment and generate income from our existing patent portfolio. These included the acquisition of a specific portfolio of patents from IBM in July 2006, a general patent cross license arrangement with IBM in December 2006 and the acquisition of certain key assets and intellectual property from Ario Data Networks Inc, also in December 2006. This represents a significant injection of intellectual property and will enable us to build more value add features and functions to the technology acquired as part of the acquisition of nStor Technologies, Inc. in September 2005. We also concluded two intellectual property licenses relating to the Xyratex portfolio of patents and filings. In March 2006 we licensed our network analysis patent portfolio and transferred the related product line to Napatech, a programmable network adapter company based in Denmark and in August 2006 we licensed our cross bar switching patent portfolio to Virtensys, a U.K. technology start up. In total these transactions resulted in us recording purchases of intangible and other assets totaling approximately $9.0 million, of which $5.0 million was recorded during the three months ended February 28, 2007. We recorded other income of $4.1 million related to our license to Napatech, of which $0.9 million was recorded during the three months ended February 28, 2007 and the remainder was recorded in our 2006 fiscal year.

Revenues

We derive revenues primarily from the sale of our Networked Storage Solutions products and our Storage Infrastructure products.

Our Networked Storage Solutions products consist primarily of storage subsystems which address three market segments through our OEM customers; Network Attached Storage or NAS, Storage Area Networks or SAN and Capacity Optimized storage. We have continued to see strong growth in each of these market segments over the past two fiscal years, particularly through Network Appliance, our main customer addressing these marketplaces. Our customers typically operate across multiple market segments. Capacity Optimized storage is a relatively new segment within the external storage systems market. It is primarily driven by magnetic tape technology being replaced by storage systems containing low cost disk drive technology in the back up and recovery processes within enterprises. The deployment of low cost disk drives is also taking place within the SAN and NAS market segments as IT departments begin to classify their data as part of an information life cycle or corporate data management strategy. Our customers in each market segment currently use the Fibre Channel protocol to access the storage subsystem which can incorporate either high performance Fibre Channel or lower cost ATA/SATA disk drives.

Our Storage Infrastructure revenues are derived from the sale of disk drive manufacturing process equipment directly to manufacturers of disk drives and disk drive components and we have seen growth in these revenues over recent fiscal years, primarily through sales to Seagate Technology. We supply three main product lines in this segment: production test systems, servo track writers and media process technology (comprising media cleaning and media handling automation technology). Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

We typically enter into arrangements with our largest customers and provide them with products based on purchase orders executed under these arrangements. These arrangements often include estimates as to future product demand but do not typically specify minimum volume purchase requirements. Due to the complexity of our products, we provide almost all of our products on a build-to-order basis. The prices of our products are generally agreed to in advance and are based on a pre-negotiated pricing model. The pricing model may specify certain product components and component costs as well as anticipated profit margins.

As described above, the unit prices we obtain from our major customers will typically vary with volumes. As products become more mature, prices will generally decline, partly reflecting reduced component costs. We also regularly introduce new products which are likely to incorporate additional features or new technology and these products will generally command a higher unit price. Average unit prices will also vary with the mix of customers and products. Our unit prices have reduced in the last two fiscal years as volumes with our major customers have increased and prices are adjusted in line with the agreed price/volume matrix. Because this is related to volume growth, this has not resulted in a reduction in our revenues and has also enabled reductions in component costs. With this exception, we have not seen an overall trend in our unit prices.

Sales of the major portion of our Storage Infrastructure products include an installation element. Revenue for these products is recognized upon installation except that, where there is objective and reliable evidence to support the fair value of installation, or where there is a separate arrangement for the installation, product revenue is recognized upon delivery. In addition, some of our sales contracts provide that a certain percentage of payments are to be made in advance of product delivery, in which case we record these payments as deferred revenue until the product is actually delivered.

We believe that both of our business segments present the opportunity for growth over the next several years. We are seeing growth in demand from our customers, which we believe relates to factors including increases in the amount of digitally stored information, increased information technology spending, growth in the specific markets which our customers address, the trend towards outsourcing and increased market share of our customers. Growth in our Storage Infrastructure revenues is also specifically affected by the growth in shipped volume and increases in the individual storage capacity of disk drives.

The acquisition of Maxtor by Seagate Technology in May 2006 represented a significant consolidation among disk drive suppliers and caused significant changes in market share. We believe these market share changes resulted in an exceptional level of purchases of our equipment in our 2006 fiscal year as our customers invested in new capacity to capture increased market share. In addition we believe Seagate intend to reutilize certain Maxtor owned equipment, which was previously planned to be replaced by Xyratex equipment. Whilst the opportunity for growth in the longer term remains, we anticipate that for these two reasons revenues from our Storage Infrastructure products will decline in our 2007 fiscal year.

Foreign Exchange Rate Fluctuations

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $75 million in our 2006 fiscal year) of our non-U.S. dollar operating expenses relate to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian Ringgit relative to the U.S. dollar. We manage our exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

Over our last three fiscal years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. Overall in this period the U.S. dollar has fallen by approximately 14% relative to the U.K. pound. The effect of this volatility and movement is reduced because we have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead. If there are no further changes to the exchange rate, our 2007 operating expenses will increase by $3.0 million from our 2006 fiscal year, the effect primarily being in the second half of the year.

Costs of Revenues and Gross Profit

Our costs of revenues consist primarily of the costs of the materials and components used in the assembly and manufacture of our products, including disk drives, electronic cards, enclosures and power supplies. Other items included in costs of revenues include salaries, bonuses and other labor costs for employees engaged in the component procurement, assembly and testing of our products, warranty expenses, shipping costs, depreciation of manufacturing equipment and certain overhead costs. Our gross margins change primarily as a result of fluctuations in our product mix. Our gross margins also change as a result of changes to product pricing, manufacturing volumes and costs of components. The gross margins for our Networked Storage Solutions products tend to be lower than the margins of our Storage Infrastructure products and therefore our gross profit as a percentage of revenues will continue to vary with the proportions of revenues in each segment.

Research and Development

Our research and development expenses include expenses related to product development, engineering, materials costs and salaries, bonuses and other labor costs for our employees engaged in research and development. Research and development expenses include the costs incurred in designing products for our OEM customers, which often occurs prior to their commitment to purchase these products. We expense research and development costs as they are incurred.

Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2006 fiscal year our research and development expenses related to approximately 46 separate projects covering improving existing products, meeting customer specific requirements and entering new markets, such as development of the Storage Bridge Bay (SBB) compliant Application Storage System.

As of November, 2006 26% of our employees were engaged in our research and development activities. Over recent fiscal years research and development expenses have risen approximately at the level of increase in revenue and we expect this trend to continue, reflecting our continuing commitment to developing products based on advanced technologies and designs.

Selling, General and Administrative

Selling, general, and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, market research and consulting fees, commissions to sales representatives, information technology costs, other marketing and sales activities and exchange gains and losses arising on the retranslation of U.K. pound denominated assets and liabilities. Our selling, general and administrative expenses have increased over recent fiscal years as we have grown our business. To the extent our business continues to grow we would expect these expenses to continue to increase approximately in line with our revenues.

Equity Compensation Expense

We record equity compensation expense using the fair value method required by Financial Accounting Standard (FAS) 123R—“Share Based Payment”. Equity compensation expense calculated under FAS 123R for the three month periods ended February 28, 2007 and February 28, 2006 was $1.7 million and $1.4 million respectively. We anticipate recording $7.1 million in equity compensation expense over our next four fiscal years for share and option awards outstanding as of February 28, 2007. We also anticipate that this will increase as a result of the granting of additional share based awards in future periods, including approximately 0.4 million restricted stock units granted in March 2007, and change as a result of changes in the assumptions on which the calculation of the equity compensation expense is based.

Provision for Income Taxes

We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. Over 90% of our income before income taxes in the last two fiscal years has arisen in the United Kingdom or Malaysia. Since 1998, our Malaysian operations have benefited from “high-tech pioneer” status which provided us with a zero tax rate on substantially all of our income arising in Malaysia. In 2006 we were granted a tax exempt status for our operations in Malaysia until 2012, provided that we meet certain requirements. As of November 30, 2006, we recorded a deferred tax asset of $8.2 million related to loss-carry forwards and other timing differences in the United Kingdom. As a result of loss carry-forwards we have not been required to make any significant U.K. tax payments in recent fiscal years. Of the remaining deferred tax balance of $9.8 million, $6.2 million relates to equity compensation expense as described in the next paragraph and $3.3 million relates to net operating loss carryforwards recorded in connection with our acquisition of nStor Technologies Inc. in 2005.

Following the introduction of FAS 123R in our 2006 fiscal year, we have recorded equity compensation expense using the fair value method. This has resulted in the recording of a tax benefit of $1.8 million which is included in the deferred tax asset at November 30, 2006. We also recorded a deferred tax asset of $4.4 million related to equity compensation expense calculated under the intrinsic method prior to our 2006 fiscal year. The realization of these elements of our deferred tax asset is dependent on future share price movements over the next four fiscal years. We anticipate recording any variation to the value of this asset as an adjustment to Additional Paid in Capital.

Tax payments in our 2006 fiscal year amounted to $1.0 million and, due to the beneficial Malaysian tax status and U.K. tax losses, these tax payments related primarily to our U.S. operations. We do not anticipate a significant change in the level of our tax payments in our 2007 fiscal year. The tax expense we recorded in our 2006 fiscal year, primarily related to a reduction in the deferred tax asset arising from the usage of U.K. operating loss carryforwards.

Results from Operations

The following table sets forth, for the periods indicated selected operating data as a percentage of revenues.

	Three Months Ended February 28,
	2007	2006
Revenues	100.0%	100.0%
Cost of revenues	81.0	80.3
Gross profit	19.0	19.7
Operating expenses:
Research and development	7.9	8.6
Selling, general and administrative	6.3	6.8
Amortization of intangible assets	0.7	0.6
Operating income	4.1	3.7
Net income	4.3	3.4

Segment gross profit as a percentage of segment revenues:
Networked Storage Solutions	13.6	15.1
Storage Infrastructure	31.6	29.4

Three Months Ended February 28, 2007 Compared to Three Months Ended February 28, 2006

The following is a tabular presentation of our results of operations for the three months ended February 28, 2007 compared to the three months ended February 28, 2006. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three Months Ended February 28,		Increase/(Decrease)
	2007	2006	Amount	%
	(US dollars in thousands)
Revenues:
Networked Storage Solutions	$163,616	$128,830	$34,786	27.0%
Storage Infrastructure	72,791	61,687	11,104	18.0
Total revenues	236,407	190,517	45,890	24.1
Cost of revenues	191,372	152,948	38,424	25.1
Gross profit:
Networked Storage Solutions	22,286	19,511	2,775	14.2
Storage Infrastructure	22,994	18,166	4,828	26.6
Equity compensation	(245)	(108)	(137)	—
Total gross profit	45,035	37,569	7,466	19.9
Operating expenses:
Research and development	18,794	16,462	2,332	14.2
Selling, general and administrative	14,800	12,868	1,932	15.0
Amortization of intangible assets	1,651	1,185	466	—
Operating income	9,790	7,054	2,736	38.8
Other income	890	—	890	—
Interest income, net	655	205	450	—
Provision for income taxes	1,221	822	399	48.5
Net income	$10,114	$6,437	$3,677	57.1%

Revenues

The 24.1% increase in our revenues in the three months ended February 28, 2007 compared to the three months ended February 28, 2006 was attributable to increased sales of both our Networked Storage Solutions and Storage Infrastructure products.

Of the $34.8 million, or 27.0%, increase in revenues from sales of our Networked Storage Solutions products, management estimates that $17.5 million was contributed by a 58% increase in revenues from products incorporating low-cost disk drives. The remaining increase related primarily to growth of approximately 23% in sales of our storage subsystem products incorporating Fibre Channel disk drives. Both of these increases were driven largely by a continued growth in our sales to Network Appliance and also resulted from increased volumes from other customers, the introduction of new products and the contribution of new customers. We believe this reflects the increasing requirements for storage of digital information, particularly networked storage.

The $11.1 million, or 18% increase in revenues from sales of Storage Infrastructure products primarily related to an increase in revenue from Media Process technology of $12.7 million. Additional revenues of $1.2 million were derived from Jastam Trading Co. Ltd. of Tokyo, which was acquired in September 2006. As described above, our revenues from our Storage Infrastructure products are subject to significant fluctuations, particularly between quarters, resulting from our major customers’ capital expenditure decisions and installation schedules.

Cost of Revenues and Gross Profit

The increase in cost of revenues and gross profit in the three months ended February 28, 2007 compared to the three months ended February 28, 2006 was primarily related to our growth in revenues. As a percentage of revenues our gross profit was 19.0% for the three months ended February 28, 2007 compared to 19.7% for the three months ended February 28, 2006. This decline in gross margin was primarily as a result of a decrease in the gross margin for our Networked Storage Solutions products. This was partially offset by an increase in the gross margin for our Storage Infrastructure products.

The gross margin for our Networked Storage Solutions products decreased to 13.6% in the three months ended February 28, 2007 from 15.1% in the three months ended February 28, 2006, primarily as a result of a decrease in margin from our largest customer. The decrease also resulted from lower margins earned on new products introduced during our 2006 fiscal year.

The gross margin for Storage Infrastructure products was 31.6% in the three months ended February 28, 2007, compared to 29.4% in the three months ended February 28, 2006. This primarily relates to an increased margin for our Media Process technology.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.2 million for the three months ended February 28, 2007 and $0.1 million for the three months ended February 28, 2006. See Note 11 to our condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $2.3 million increase in research and development expense in the three months ended February 28, 2007 compared to the three months ended February 28, 2006 includes a $0.2 million increase in equity compensation expense, approximately $1.2 million in a number of projects to enhance the technology content and broaden the range of our storage subsystems, particularly the development of RAID controller components to be included in certain of our products, and $0.8 million related to increased investment in a number of our significant Storage Infrastructure product lines.

Selling, General and Administrative

The $1.9 million increase in our selling, general and administrative expense in the three months ended February 28, 2007 compared to the three months ended February 28, 2006 relates primarily to an increase in the number of employees engaged in sales and distribution activities in support of the increase in the level of business.

Amortization of Intangible Assets

The $0.5 million increase in amortization of intangible assets in the three months ended February 28, 2007 relates primarily to the effects of our acquisitions of patents and other specific intellectual property from IBM and Ario Data Networks Inc as described above.

Other Income

We recorded income of $0.9 million in the three months ended February 28, 2007 relating to the disposal of a product line to Napatech as described in the overview above.

Interest Income, Net

We recorded net interest income of $0.7 million in the three months ended February 28, 2007 compared to $0.2 million in the three months ended February 28, 2006. This primarily resulted from an increase in average cash balances.

Provision for Income Taxes

During the three months ended February 28, 2007 we recorded a provision for income taxes of $1.2 million compared with $0.8 million in the three months ended February 28, 2006. This was primarily as a result of the increase in income before income taxes.

Net Income

The increase in net income for the three months ended February 28, 2007 compared to the three months ended February 28, 2006 resulted primarily from an increase in revenues. This was offset by factors set out above, including, in particular, the decrease in gross margins in our Networked Storage Solutions segment and the increase in operating expenses.

Liquidity and Capital Resources

We have financed our operations since our management buy-out in 1994 primarily through cash flow from operations, sales of non-core businesses and bank borrowings. In our 2004 fiscal year we also received the net proceeds from our initial public offering.

Cash flows

Net cash provided by operating activities was $8.3 million for the three months ended February 28, 2007 compared to $6.8 million for the three months ended February 28, 2006.

Cash provided by operating activities of $8.3 million for the three months ended February 28, 2007 resulted primarily from the positive contribution of net income of $10.1 million after excluding net non-cash charges totaling $6.3 million together with a decrease in inventory of $6.4 million, and increases in accounts payable of $3.5 million.  The decrease in inventory was primarily related to the expectation of lower revenues in our second fiscal quarter. The increase in accounts payable resulted primarily from the timing of purchases in the quarter. These positive effects on cashflow were partially offset by increases in accounts receivable and other current assets of $7.0 million and $3.0 million respectively and decreases in employee compensation and benefits and deferred revenue of $5.3 million and $3.5 million respectively. The increase in accounts receivable resulted from changes in the timing of shipments in the quarter. The increase in other currents assets related to a reduction in value of forward foreign currency exchange contracts. The decrease in employee compensation and benefits payable related to the payment of 2006 fiscal year bonuses. The decrease in deferred revenue relates to a reduction in orders on hand in our Storage Infrastructure segment. Deferred revenue represents advance payments from customers for Storage Infrastructure products and varies with the level of orders on hand for these products.

Cash provided by operating activities of $6.8 million for the three months ended February 28, 2006 resulted primarily from the positive contribution of net income of $6.4 million after excluding non-cash charges totaling $4.6 million together with increases in accounts payable and deferred revenue of $25.0 million and $6.1 million respectively. These increases result from the expected significant increase in Storage Infrastructure revenues in our second fiscal quarter. These positive effects on cash flows were partially offset by increases in accounts receivable and inventories of $5.4 million and $25.8 million, respectively. The increase in inventories resulted primarily from the expected significant increase in Storage Infrastructure revenues. The increase in accounts receivable resulted from changes in the timing of revenues in the quarter. In addition, a $4.3 million decrease in employee compensation and benefits payable, related to the payment of 2005 fiscal year bonuses, also offset the increase in cash provided by operating activities.

Net cash used in investing activities was $10.1 million for the three months ended February 28, 2007 compared to $7.4 million for the three months ended February 28, 2006.

Net cash used in investing activities for the three months ended February 28, 2007 included $4.8 million related to the purchase of intellectual property from IBM and Ario Data Networks Inc as described above, $1.7 million deferred consideration related to our acquisition of ZT Automation in 2004, and $3.6 million related to capital expenditure.

Net cash used in investing activities for the three months ended February 28, 2006 included $1.3 million deferred consideration related to our acquisition of ZT Automation in 2004, and $5.4 million related to capital expenditure.

Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment. In addition, in July 2005 we commenced a new project to replace our Enterprise and Resource Planning (“ERP”) system. This will result in additional capital expenditure of approximately $9.0 million in our 2005, 2006 and 2007 fiscal years, of which $6.8 million was included in capital expenditure in our 2005 and 2006 fiscal years. With this exception, we do not anticipate any significant changes in the nature or level of our capital expenditures and we would expect these to generally change in line with our revenues. With the exception of the new ERP system, we currently have no material commitments for capital expenditures.

Net cash used in our financing activities was $0.5 million in the three months ended February 28, 2007 and net cash provided by financing activities was $0.8 million in the three months ended February 28, 2006.

Net cash used in financing activities for the three months ended February 28, 2007 comprises a quarterly repayment of $1.0 million under our HSBC term loan partially offset by $0.5 million proceeds from the exercise of employee share options.

Net cash provided by financing activities for the three months ended February 28, 2006 includes $1.8 million proceeds from the exercise of employee share options partially offset by a quarterly repayment of $1.0 million under our HSBC term loan.

Liquidity

As of February 28, 2007, our principal sources of liquidity consisted of cash and cash equivalents of $54.6 million and our multi-currency credit facilities with HSBC. The HSBC credit facilities include the remaining $6.0 million of a $19.0 million term loan. This loan is repayable in equal quarterly installments over approximately five years. The facilities also include a revolving line of credit which expires in December 2008, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $30.0 million and bears interest at a rate of between 0.6% and 1.25% above LIBOR, depending on the level of debt relative to operating income. The overdraft facility is for an aggregate principal amount of $15.0 million and bears interest at a rate equal to 0.75% above LIBOR. As of February 28, 2007 we had no debt outstanding under our revolving line of credit or our overdraft facility. The HSBC credit facilities provide for a security interest on substantially all of our assets.

Our future financing requirements will depend on many factors, but are particularly affected by the rate at which our revenues and associated working capital requirements grow, changes in the payment terms with our major customers and suppliers of disk drives, and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we have made or might choose to make or alliances we have entered or might enter into. We believe that our cash and cash equivalents together with our credit facilities with HSBC will be sufficient to meet our cash requirements at least through the next 12 months. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all.

Accounting Policies

Critical Accounting Policies

Our critical accounting policies are set out in our Annual Report on form 20-F as filed with the Securities and Exchange Commission on February 20, 2007. By “critical accounting policies” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

Recent Accounting Pronouncements

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections” (“FAS 154”), which replaced APB No. 20, “Accounting Changes” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. FAS 154 changes the requirements for the accounting for and reporting of  a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impractical to do so. FAS 154 is effective for accounting changes and corrections of errors made in our 2007 fiscal year.

In June 2005, the FASB issued Staff Position FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”), which provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the “Directive”), adopted by the European Union (“EU”). Under the Directive, the waste management obligation for historical equipment remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied in our 2007 fiscal year. Adoption of this standard is not expected to have a material impact on our financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FAS No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FAS No. 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We will adopt FIN 48 in our 2008 fiscal year and are currently evaluating the effect FIN 48 will have on our consolidated financial position or results of operations.

In September 2006, the FASB issued FAS No. 157 (“FAS 157”), “Fair Value Measurements”. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for our 2008 fiscal year. We are in the process of assessing the effect FAS 157 may have on our consolidated financial statements.

In February 2007, the FASB issued FAS No. 159 (“FAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FAS No. 115” . FAS 159 allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the company elects for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. We are in the process of evaluating the effect FAS 159 may have on our consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	February 28,	November 30,
	2007	2006
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$54,595	$56,921
Accounts receivable, net	112,320	105,324
Inventories	86,668	93,111
Prepaid expenses	3,367	2,390
Deferred income taxes	5,000	2,513
Other current assets	8,078	7,247
Total current assets	270,028	267,506
Property, plant and equipment, net	35,076	34,471
Intangible assets, net	61,365	58,109
Deferred income taxes	13,275	15,594
Total assets	$379,744	$375,680

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$88,347	$84,896
Short-term borrowings	4,000	4,000
Employee compensation and benefits payable	11,339	16,645
Deferred revenue	12,845	16,303
Income taxes payable	2,199	1,641
Other accrued liabilities	13,075	14,701
Total current liabilities	131,805	138,186
Long-term debt	2,000	3,000
Total liabilities	133,805	141,186

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share
70,000 authorized, 28,928 and 28,793 issued and outstanding	289	288
Additional paid-in capital	346,847	344,686
Accumulated other comprehensive income	1,943	2,774
Accumulated deficit	(103,140)	(113,254)
Total shareholders’ equity	245,939	234,494
Total liabilities and shareholders’ equity	$379,744	$375,680

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,
	February 28,	February 28,
	2007	2006
	(US dollars in thousands, except per share amounts)
Revenues	236,407	190,517
Cost of revenues	191,372	152,948
Gross profit	45,035	37,569
Operating expenses:
Research and development	18,794	16,462
Selling, general and administrative	14,800	12,868
Amortization of intangible assets	1,651	1,185
Total operating expenses	35,245	30,515
Operating income	9,790	7,054
Other income	890	—
Interest income, net	655	205
Income before income taxes	11,335	7,259
Provision for income taxes	1,221	822
Net income	$10,114	$6,437

Net earnings per share:
Basic	$0.35	$0.23
Diluted	$0.34	$0.22

Weighted average common shares (in thousands), used in
computing net earnings per share:
Basic	28,847	28,509
Diluted	29,699	29,172

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	deficit	income (loss)	Total

Balances as of
November 30, 2005	28,437	$284	$333,886	$(171,432)	$(1,356)	$161,382
Issuance of common shares	188	2	1,797			1,799
Non-cash equity compensation			1,369			1,369
Components of comprehensive
income, net of tax:
Net income				6,437
Unrealized loss on forward
foreign currency contracts
net of reclassification
adjustment:					708
Total comprehensive income						7,145
Balances as of February 28, 2006	28,625	$286	$337,052	$(164,995)	$(648)	$171,695

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	deficit	income (loss)	Total
Balances as of
November 30, 2006	28,793	$288	$344,686	$(113,254)	$2,774	$234,494

Issuance of common shares	135	1	501			$502
Non-cash equity compensation			1,660			$1,660
Components of comprehensive
income, net of tax:
Net income				10,114
Unrealized gain on forward
foreign currency contracts
net of reclassification
adjustment:					(831)
Total comprehensive income						$9,283
Balances as of February 28, 2007	28,928	$289	$346,847	$(103,140)	$1,943	$245,939

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended,
	February 28,	February 28,
	2007	2006
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$10,114	$6,437
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	3,037	1,998
Amortization of intangible assets	1,651	1,185
Non-cash equity compensation	1,660	1,369
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(6,996)	(5,356)
Inventories	6,443	(25,774)
Prepaid expenses and other current assets	(2,995)	(887)
Accounts payable	3,451	24,961
Employee compensation and benefits payable	(5,306)	(4,349)
Deferred revenue	(3,458)	6,106
Income taxes payable	558	(97)
Deferred income taxes	608	790
Other accrued liabilities	(502)	407
Net cash provided by operating activities	8,265	6,790

Cash flows from investing activities:
Investments in property, plant and equipment	(3,642)	(5,390)
Acquisition of intangible assets	(4,790)	—
Acquisition of business, net of cash received	(1,661)	(2,013)
Net cash used in investing activities	(10,093)	(7,403)

Cash flows from financing activities:
Payments of long-term borrowings	(1,000)	(1,000)
Proceeds from issuance of shares	502	1,799
Net cash used in financing activities	(498)	799
Change in cash and cash equivalents	(2,326)	186
Cash and cash equivalents at beginning of period	56,921	41,240
Cash and cash equivalents at end of period	$54,595	$41,426

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars and amounts in thousands, except per share data, unless otherwise stated)

1.     The Company and its Operations

Xyratex Ltd together with its subsidiaries (“the Company”) is a leading provider of modular enterprise-class data storage subsystems and storage process technology with principal operations in the United Kingdom (“U.K.”), the United States of America (“U.S.”) and Malaysia. We design, develop and manufacture enabling technology in support of high-performance storage and data communication networks.

2.     Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

These condensed consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.

The November 30, 2006 balance sheet was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the United States. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Form 20-F as filed with the Securities and Exchange Commission on February 20, 2007.

3.              Equity compensation plans

With effect from December 1, 2005, the Company adopted Statement of Financial Accounting Standards No.123 (revised 2004), “Share-Based Payment” (“FAS 123R”), which establishes accounting for share-based awards exchanged for employee services. Accordingly, equity compensation cost is measured at grant date, based on the fair value of the award, over the requisite service period.

The following table summarizes equity compensation expense related to share-based awards under FAS 123R for the three month periods ended February 28, 2007 and 2006.

	Three months ended February 28, 2007	Three months ended February 28, 2006
Equity compensation:
Cost of revenues	$245	$108
Research and development	491	285
Selling, general and administrative	924	976
Total equity compensation	1,660	1,369
Related income tax benefit	$446	$342

The Company’s share-based awards include restricted stock units, share options, an Employee Stock Purchase Plan and restricted shares. Based on an agreement with the Company’s managing underwriter for the Initial Public Offering in 2004, there are 3,590 shares authorized for future grants under the plans. Option exercises are satisfied through the issue of new shares or where previously agreed with the trustee, through the transfer of shares from an employee benefit trust.

Restricted Stock Units

In March 2006, the Company began issuing restricted stock units (“RSU’s”) to certain employees. These units require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of certain of these units is also subject to the achievement of certain performance conditions in the year of grant. The specific performance goals related to grants in 2006 have been reviewed by management and as a result 85 RSU’s were forfeited on February 1, 2007. Equity compensation expense of $1,049 relating to RSU’s has been recorded in the three months ended February 28, 2007.

Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Non-vested restricted stock units at November 30,2006	511	$25.18
Vested	(93)	25.41
Cancelled/forfeited	(85)	26.30
Non-vested restricted stock units at February 28, 2007	333	$24.84	3.1	$7,576
Non-vested restricted stock units expected to vest at February 28, 2007	321		$3.1	$7,311

Share Option Activity

The Company has five plans under which employees have been granted options to purchase Xyratex Ltd shares. Options granted, exercised, canceled and expired under all of the Company’s share option plans,excluding the Sharesave Plan, are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2006	2,337	$10.26	6.3	$27,601
Exercised	(47)	8.56
Forfeited	(181)	13.22
Outstanding at February 28, 2007	2,109	$10.04	6.4	$26,795
Exercisable at February 28, 2007	1,398	$7.90	6.1	$22,566

Exercise prices of option activity and options outstanding denominated in U.K. pounds have been converted to the U.S. dollar equivalent in the above table using the U.K. pound/U.S. dollar exchange rate as of each transaction date or period end date as appropriate.

The aggregate intrinsic value of options outstanding at February 28, 2007 is calculated as the difference between the market price of the underlying common share and the exercise price of the options. All outstanding options had exercise prices that were lower than the $22.75 closing market price of the Company’s common shares at February 28, 2007. The total intrinsic value of options exercised during the three month period ended February 28, 2007 was $629 determined as of the date of exercise. The total fair value of options that forfeited during the three month period ended February 28, 2007 was $1,423.

There were no movements in options outstanding under the Sharesave Plan during the three months ended February 28, 2007.

Employee Stock Purchase Plan And Restricted Shares

8 shares were granted under the Employee Stock Purchase Plan in the three months ended February 28, 2007. In addition a total of 65 unvested shares were outstanding at both February 28, 2007 and November 30, 2006.

4.     Net earnings per share

Basic net earnings per share for the three month periods ended February 28, 2007 and February 28, 2006 is computed by dividing net income by the weighted-average number of Xyratex Ltd common shares. Diluted net earnings per share gives effect to all potentially dilutive ordinary share equivalents outstanding during the period.

	Number of common shares
	Three months ended February 28,
	2007	2006
Total weighted average common shares — basic	28,847	28,509
Dilutive effect of share options	797	663
Dilutive effect of restricted stock units	55	—
Total weighted average common shares — diluted	29,699	29,172

5.     Other income

On March 6, 2006, the Company concluded the disposal of a product line through a license agreement of intellectual property of certain network analysis technology and the transfer of the related customer base to Napatech, a programmable network adapter company based in Denmark. The Company is continuing to manufacture the related product lines for Napatech under a separate Supply Agreement. The license agreement required an initial payment of $2,000 and further payments equal to the amount of annual revenue that is derived from the transferred customers during the twelve months from 1 March 2006 in excess of $2,000. At February 28, 2007 this amounted to $2,093, of which $890 has been recorded in the statement of operations as other income in the three months ended February 28, 2007.

6.     Derivative financial instruments

The Company manages its exposure to foreign currency exchange rate risk between the U.K. pound to the U.S. dollar and the Malaysian ringgit to the U.S. dollar through entering into forward exchange contracts and options. The Company designated all of its forward foreign currency contracts as qualifying for hedge accounting. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement.

The Company reclassified a gain (loss) of $1,001 and ($539), net of tax of $429 and ($231), from AOCI to earnings during the three months ended February 28, 2007 and February 28, 2006, respectively due to the realization of the underlying transactions. The Company recorded the increase (decrease) in fair market value of derivatives related to its cash flow hedges of $170 and ($169), net of tax of $73 and ($73), to AOCI for the three months ended February 28, 2007 and February 28, 2006, respectively. Any remaining unrealized amounts are expected to be reclassified to earnings during the next twenty one months. The fair value of these foreign currency contracts represents the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

The following table shows derivatives existing as of February 28, 2007 and November 30, 2006:

	February 28,	November 30,
Derivatives between U.K. pound and U.S. dollar	2007	2006
Forward exchange contracts and options	$48,379	$43,294
Fair value of contracts	$2,482	$3,762
Carrying value of contracts	$2,482	$3,762
Average rate of contract	$1.86	$1.80
Period end rate	$1.96	$1.95
Maximum period of contracts (months)	21	12

	February 28,	November 30,
Derivatives between Malaysian ringgit and U.S. dollar	2007	2006
Forward exchange contracts and options	$4,700	$6,500
Fair value of contracts	$156	$46
Carrying value of contracts	$156	$46
Average rate of contract	$0.28	$0.28
Period end rate	$0.28	$0.28
Maximum period of contracts (months)	9	9

7.     Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits, at times, exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Three customers, each with balances greater than 10% of total accounts receivable, represented 79% of the total accounts receivable balance at February 28, 2007 and two customers represented 66% of the total accounts receivable balance at November 30, 2006. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management’s expectations.

During the three months ended February 28, 2007 and February 28, 2006, revenues from two customers, represented 74% and 83% of total revenues, respectively. No other customer accounted for more than 10% of revenues.

8.     Acquisitions and intangible assets

During the three months ended February 28, 2007, the Company enhanced the intellectual property base within its Networked Storage Solutions segment through the purchase of intellectual property from Ario Data Networks Inc. of Colorado, and the entry into a patent cross license agreement with IBM. The Ario transaction also involved the recruitment of certain Ario employees and the purchase of certain non-material tangible assets. The amounts paid for these intangible assets was cash totaling $4,790.

In September 2006, the Company completed an acquisition that was not significant to the operating results and financial position. The cash purchase price for the acquisition was $1,704. The Company has estimated the fair values of the acquired assets and liabilities and the allocation of the purchase price to intangible assets.

Pro forma operating results have not been presented for the acquisition because the effect of the acquisition was not material. No goodwill has been recognized on the above transaction. $329 has been allocated to intangible assets as existing customer relationships to be amortized over two years.

In June 2006, the Company also acquired a portfolio of US patents and related filings in other countries for consideration of $4,000. This has been allocated to intangible assets as patents and core technology to be amortized over five years.

Each of these intangible assets are expected to be deductible for tax purposes.

Identified intangible assets

Identified intangible asset balances are summarized as follows:

	February 28, 2007	November 30, 2006
Existing technology	$11,699	$11,300
Patents and core technology	11,887	8,887
Non-competition agreements	1,000	1,000
Order backlog	2,100	2,100
Supplier contracts	39	39
Assembled workforce	1,516	124
Customer relationships	4,629	4,629
	32,870	28,079
Accumulated amortization	(11,145)	(9,494)
	$21,725	$18,585

Goodwill

The changes in the carrying amount of goodwill for the three month period ended February 28, 2007 are as follows:

	Networked Storage Solutions	Storage Infrastructure	Total
Balance at November 30, 2006	$17,330	$22,194	$39,524
Tax benefit of goodwill	—	(420)	(420)
Contingent consideration	—	536	536
Balance at February 28, 2007	$17,330	$22,310	$39,640

9.     Inventories

	February 28,	November 30,
	2007	2006

Finished goods	$17,527	$7,528
Work in progress	22,606	26,275
Raw materials	46,535	59,308
	$86,668	$93,111

10.  Income Taxes

The provision for income taxes for the three months ended February 28, 2007 is based on an effective tax rate of 18%, the rate being based on a forecast of income before income taxes in the year ended November 30, 2007. The provision comprises a current tax charge of $600 and a deferred tax provision of $621. The difference between the provision for income taxes recorded in the financial statements and income tax based upon the UK statutory rate of 30% is primarily related to income tax exemptions for the Company’s Malaysian operations, research and development tax credits and the inclusion of a benefit of $856 relating to the agreement of a previous year’s computation.

The provision for income taxes for the three months ended February 28, 2006 is based on an effective tax rate of 16%, the rate being based on a forecast of income before income taxes in the year ended November 30, 2006. The provision comprises a current tax benefit of $19 and a deferred tax provision of $841. The difference between the provision for income taxes recorded in the financial statements and income tax based upon the UK statutory rate of 30% is primarily related to income tax exemptions for the Company’s Malaysian operations, research and development tax credits and the inclusion of a benefit of $319 relating to the agreement of a previous year’s computation.

11.  Segment Information

Description of segments.  The Company designs, develops and manufactures enabling technology in support of high-performance storage and data communication networks. The Company organizes its business operations into two product groups—Networked Storage Solutions and Storage Infrastructure, each of which comprises a reportable segment.

Description of the Company’s segments:

Networked Storage Solutions.   Provision of high performance, high density, network storage subsystem technology to OEMs supplying the network storage and data networking market places.

Storage Infrastructure.   Provision of high-performance, high density disk drive, process & test technology to the major disk drive companies and their component suppliers for the development and production of highly reliable disk drives.

Segment revenue and profit.  The following tables reflect the results of the Company’s reportable segments under the Company’s management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the United States and in particular does not include the equity compensation expense. The performance of each segment is generally measured based on gross profit.

	Three Months Ended
	February 28,	February 28,
	2007	2006
Revenues:
Networked Storage Solutions	$163,616	$128,830
Storage Infrastructure	$72,791	$61,687

Total Segments	$236,407	$190,517

Gross profit:
Networked Storage Solutions	$22,286	$19,511
Storage Infrastructure	$22,994	$18,166

Total Segments	$45,280	$37,677
Equity Compensation (note 3)	$(245)	$(108)
Total	$45,035	$37,569

Depreciation and amortization:
Networked Storage Solutions	$2,640	$1,594
Storage Infrastructure	$1,783	$1,409

Total Segments	$4,423	$3,003
Corporate	$264	$180

Total	$4,687	$3,183

Total segments revenues represents revenues as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.

12.  Subsequent events

Restricted stock units

Following the Company’s Annual General Meeting on March 26, 2007, the Company granted 449 restricted stock units to certain employees. These units will require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of 55% of these units are also subject to the achievement of certain performance conditions in the year ended November 30, 2007.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer

Date: 16 April 2007